SCHEDULE 13D JOINT FILING AGREEMENT

      In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this Joint Filing Agreement is attached and have duly executed this Joint Filing Agreement as of the date set forth below.

Dated: January 3, 2025

/s/ Martin E. Franklin
Sir Martin E. Franklin

MARIPOSA ACQUISITION IV, LLC

By: /s/ Martin E. Franklin
Name: Sir Martin E. Franklin
Title: Manager

MEF HOLDINGS, LLLP

By: MEF Holdings, LLC, the general partner of MEF Holdings, LLLP

By: Mariposa Capital, LLC, the manager of MEF Holdings, LLC

By: /s/ Martin E. Franklin
Name: Martin E. Franklin
Title: Chief Executive Officer

BRIMSTONE INVESTMENTS LLC

By: /s/ Martin E. Franklin
Name: Sir Martin E. Franklin
Title :Manager

[*Signature Page to Amendment No. 7*]